UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Research Alliance Corp. II

(Name of Issuer)
Class A Common Stock, $0.0001 per share

(Title of Class of Securities)
760873109

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760873109	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Laurion Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 800,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 800,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12		TYPE OF REPORTING PERSON PN, IA

CUSIP No. 760873109	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Benjamin Alexander Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 800,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 800,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 760873109	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Janaka Sheehan Maduraperuma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 800,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 800,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 760873109	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Research Alliance Corp. II

(b) Address of Issuer’s Principal Executive Offices

3172 North Rainbow Blvd. #1278

Las Vegas, NV 89108

Item 2.	(a) Name of Person Filing

This statement is filed by:

(i) Laurion Capital Management LP ("Laurion Capital"), a Delaware limited partnership, and the investment adviser to certain funds and accounts (the "Laurion Funds"), with respect to the shares of Class A Common Stock (as defined in Item 2(d) below) directly held by the Laurion Funds;

(ii) Mr. Benjamin Alexander Smith ("Mr. Smith"), the co-managing member of Laurion Capital GP LLC, the general partner of Laurion Capital, with respect to the shares of Class A Common Stock directly held by the Laurion Funds.

(iii) Mr. Janaka Sheehan Maduraperuma ("Mr. Maduraperuma"), the co-managing member of Laurion Capital GP LLC, the general partner of Laurion Capital, with respect to the shares of Class A Common Stock directly held by the Laurion Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.

(b) Address of Principal Business Office, or, if none, Residence

360 Madison Avenue, Suite 1900, New York, NY 10017

(c) Citizenship

Laurion Capital is a Delaware limited partnership. Messrs. Smith and Maduraperuma are citizens of the United States.

(d) Title of Class of Securities

Class A Common Stock, $0.0001 per share (the “Class A Common Stock”)

(e) CUSIP No.:

760873109

CUSIP No. 760873109	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 Not Applicable

CUSIP No. 760873109	SCHEDULE 13G	Page 7 of 9 Pages

 Item 4. Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 15,449,000 shares of Class A Common Stock outstanding as of November 12, 2021 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Item 2. The Laurion Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein. Laurion Capital Master Fund Ltd., a Laurion Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the shares of Class A Common Stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 760873109	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

LAURION CAPITAL MANAGEMENT LP

By:	/s/ Jason Riesel
	Name:	Jason Riesel
	Title:	General Counsel & CCO

By:	/s/ Benjamin Alexander Smith
	Name:	Benjamin Alexander Smith

By:	/s/ Janaka Sheehan Maduraperuma
	Name:	Janaka Sheehan Maduraperuma

CUSIP No. 760873109	SCHEDULE 13G	Page 9 of 9 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of Research Alliance Corp. II, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2022.

LAURION CAPITAL MANAGEMENT LP

By:	/s/ Jason Riesel
	Name:	Jason Riesel
	Title:	General Counsel & CCO

By:	/s/ Benjamin Alexander Smith
	Name:	Benjamin Alexander Smith

By:	/s/ Janaka Sheehan Maduraperuma
	Name:	Janaka Sheehan Maduraperuma